SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: November 22, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On November 19, 2004, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced the Board of Director's decision to implement a unified billing system (UBS) to enhance the Company's efficiency. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced the Board of Director's decision to implement a unified billing system to enhance the Company's efficiency.

Exhibit 99

PRESS RELEASE

ROSTELECOM TO IMPLEMENT UNIFIED BILLING SYSTEM

Moscow - November 19, 2004 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the Board of Director's decision to implement a unified billing system (UBS) to enhance the Company's efficiency.

The IBM's consulting division - IBM Business Consulting Services - is to be the main implementer and consultant on the UBS project based on Amdocs software products. The main implementer and software supplier were chosen by the tender committee consisting of Svyazinvest, Rostelecom as well as interregional telecoms representatives.

The UBS project is to be implemented over the course of the next three years. It will cover an analysis of existing billing systems and related business processes, purchasing and implementation of Amdocs Billing Suite software, data transfer from existing billing systems and overall transition to settlements within UBS.

The unified billing system will enable the Company to enhance its overall performance and strengthen its competitive position due to optimization of business processes, improvement of transparency and precision of settlements between operators. It will also facilitate the introduction of a more flexible tariff policy and support the rapid launch of new services.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru